                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                            DEKALB ENERGY COMPANY
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         Class A Stock, no par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  244874202
- --------------------------------------------------------------------------------
                                (CUSIP Number)


                             Zurab S. Kobiashvili
                Vice President, General Counsel and Secretary
                           2000 Post Oak Boulevard
                                  Suite 100
                          Houston, Texas 77056-4400
                                (713) 296-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              December 21, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
Schedule 13D.                 Page 1 of 7 Pages

                                 SCHEDULE 13D

CUSIP NO. 244874202                                           PAGE 2 OF 7 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apache Corporation, ID# 41-0747868

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,202,403
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,202,403

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      52.2%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Class A Stock, no par value (the "Class A Stock"), of DEKALB Energy Company, a Delaware corporation ("DEKALB"), which has its principal executive offices at 700 9th Avenue, S.W., 10th Floor, Calgary, Alberta, Canada T2P 3V4.

ITEM 2.  IDENTITY AND BACKGROUND

       This Schedule 13D is being filed by Apache Corporation, a Delaware corporation ("Apache"), an independent energy company that explores for, develops, produces, gathers, processes and markets natural gas and crude oil. The address of its principal business and of its principal office is 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400. Attached to this Schedule 13D as Schedule I is a list of the directors and executive officers of Apache and the business address, citizenship and principal occupation or employment of each director and executive officer (including the name, principal business and address of any corporation or organization at which their employment is conducted). During the last five years, neither Apache nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Apache or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On December 21, 1994, Apache entered into an Agreement and Plan of Merger (the "Merger Agreement") among Apache, XPX Acquisitions, Inc. ("XPX") a wholly owned subsidiary of Apache, and DEKALB, providing for the merger of XPX into DEKALB in a transaction by which DEKALB will be the survivor and will become a wholly owned subsidiary of Apache. Under the terms of the Merger Agreement, each outstanding share of Class A Stock and DEKALB Class B (nonvoting) Stock, no par value ("Class B Stock") (Class A Stock and Class B Stock referred to collectively as "DEKALB Stock"), will be converted into the right to receive between 0.85 and 0.90 shares of the common stock of Apache, $1.25 par value per share ("Apache Stock").

       In connection with the Merger Agreement, holders of 1,202,403 shares of Class A Stock ("Signatory Stockholders") entered into agreements dated December 21, 1994 ("Stockholder Agreements") with Apache, each agreeing to vote the shares of Class A Stock owned or controlled by the Signatory Stockholders in favor of the merger contemplated by the Merger Agreement (the "Merger") and against any action which would breach the Merger Agreement. Additional provisions of the Stockholder Agreements are discussed in Item 4 hereof.

       Other than the shares of Apache Stock to be received by the holders of DEKALB Stock pursuant to the Merger Agreement, there is no separate or additional consideration payable to the Signatory Stockholders under the Stockholder Agreements. The Merger Agreement and the form of Stockholder Agreement are listed as Exhibits (a) and (b) under Item 7 hereof, and are incorporated into this Item 3 by reference.

       If the Merger is consummated, it is contemplated that between 8.2 million and 8.7 million shares of Apache Stock will be issued. Based on the closing price of Apache Stock on December 20, 1994, and taking into account DEKALB's debt in the amount of approximately $60 million, the Merger is valued at approximately $285 million.

       Neither Apache nor any person named in Schedule I to Item 2 hereof had invested any funds in the Common Stock as of December 30, 1994.

ITEM 4.  PURPOSE OF TRANSACTION

       The Signatory Stockholders and Apache are parties to the Stockholder Agreements as described in Item 3 hereof, which is incorporated herein by reference in response to this Item 4. As a result, Apache is deemed to be a beneficial owner of the 1,202,403 shares of Class A Stock covered by the Stockholder Agreements, as set forth below:

       SIGNATORY                                   NUMBER OF                         % OF CLASS A
       STOCKHOLDER                                 SHARES                            OUTSTANDING
  Virginia Roberts Holt                               101,053                                4.4
  Terrance K. Holt                                     26,584                                1.2
  Douglas C. Roberts                                  179,152                                7.8
  Lynne King Roberts                                   28,824                                1.3
  John T. Roberts                                     131,180                                5.7
  Robin Richey Roberts                                 25,993                                1.1
  Thomas H. Roberts III                               198,390                                8.6
  Susan Shawn Roberts                                  92,976                                4.0
  Ami L. Domini                                       254,240                               11.0
  Thomas H. Roberts, Jr.                              164,011                                7.1

       Under the provisions of the Stockholder Agreements, each of the Signatory Stockholders has agreed to vote their shares of Class A Stock (i) in favor of the Merger and adoption of the Merger Agreement, (ii) against any act that would breach the Merger Agreement, and (iii) except as otherwise agreed to in writing in advance by Apache, against any business combination, sale of assets or reorganization or recapitalization, any change in DEKALB's board of directors, any amendment of DEKALB's certificate of incorporation or bylaws or corporate structure or business, or any other matter than may interfere with or adversely affect the contemplated economic benefits to Apache of the Merger or Merger Agreement, at any meeting of stockholders of DEKALB (or consent in lieu thereof). The Signatory Stockholders also agreed (x) not to solicit any takeover proposals, (y) not to grant a proxy to another person, sell or otherwise encumber their shares, or convert their shares of Class A Stock into shares of Class B Stock, and (z) to waive all appraisal rights with respect to the Merger. The Stockholder Agreements will terminate automatically upon consummation of the Merger or termination of the Merger Agreement by its terms. While parties to the Stockholder Agreements, the Signatory Stockholders continue to be entitled to all dividends, distributions and other incidents of ownership on the shares of Class A Stock.

       The respective obligations of Apache and DEKALB to consummate the Merger are subject to the satisfaction of certain conditions, including the following:
(i) approval of the Merger and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Class A Stock; (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (iii) the absence of any order making the Merger illegal or otherwise prohibiting consummation of the Merger; (iv) Apache having no reason to believe, based upon the advice of Arthur Andersen LLP, Apache's independent public accountants, that the Merger should not be treated for financial accounting purposes as a "pooling of interests"; (v) the accuracy of the representations and warranties of each party and compliance with all agreements and covenants by each party;
(vi) the absence of certain regulatory conditions; (vii) the receipt of certain tax opinions; (viii) the effectiveness of the registration statement, relating to the shares of Apache Stock to be issued in the Merger, filed by Apache with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"); (ix) the approval for listing on the New York Stock Exchange of the shares of Apache Stock to be issued in the Merger; (x) the absence of certain material adverse changes; (xi) the receipt of comfort letters from Apache's and DEKALB's respective independent public accountants, and (xii) the receipt of any other required third party or governmental approvals or consents.

        If the Merger is consummated, (i) DEKALB will become a wholly owned subsidiary of Apache, (ii) the directors and officers of DEKALB will be replaced by the directors and officers of XPX; however, the certificate of incorporation and bylaws of DEKALB in effect immediately prior to the Merger will remain in effect after the Merger until thereafter changed or amended,
(iii) the Class B Stock will cease to be publicly traded and will be delisted from the NASDAQ Over-the-Counter Market, and (iv) DEKALB may cease to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Class A Stock is not publicly traded.

       There can be no assurances that the conditions specified in the Merger Agreement will be satisfied or waived or that the Merger will be consummated, although Apache knows of no reason why the Merger will not be consummated. Copies of the Merger Agreement and the form of Stockholder Agreement are listed as Exhibits (a) and (b) under Item 7 hereof, and are incorporated into this
Item 4 by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       As of the date of this report, Apache is deemed to beneficially own an aggregate of 1,202,403 shares of Class A Stock. According to information contained in the Merger Agreement, the shares that Apache is deemed to beneficially own represent 52.2 percent of the total 2,304,007 shares of Class A Stock outstanding as of December 15, 1994. As described in Items 3 and 4 hereof, which are incorporated herein by reference in response to this Item 5, Apache is deemed to have shared voting power over the 1,202,403 shares of Class A Stock covered by the Stockholder Agreements; however, Apache has no dispositive power over those shares.

       Pursuant to provisions of the Stockholder Agreements, the Signatory Stockholders named under Item 4 hereof are entitled to all dividends and distributions on the shares of Class A Stock covered by the Stockholder Agreements. The percentage of the total 2,304,007 shares of Class A Stock outstanding as of December 15, 1994, attributable to each of the Signatory Stockholders is set forth in Item 4 hereof, which is incorporated by reference in response to this Item 5.

       Except as described in this Item 5, neither Apache nor any person named in Schedule I to Item 2 hereof beneficially owned shares of the Class A Stock as of December 30, 1994, or had any transactions in the Class A Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The Signatory Stockholders and Apache are parties to the Stockholder Agreements as described in Items 3 and 4 hereof, which are incorporated herein by reference in response to this Item 6. The form of Stockholder Agreement is listed as Exhibit (b) under Item 7 hereof and is incorporated into this Item 6 by reference.

       Certain stockholders, directors and officers of DEKALB may be deemed to be "affiliates" of DEKALB pursuant to the rules and regulations under the Securities Act (the "Affiliates"). In connection with the Merger Agreement, certain of those Affiliates entered into agreements dated December 21, 1994 (the "Affiliate Agreements") with Apache, each agreeing not to sell or otherwise transfer any shares of DEKALB Stock within 30 days prior to the effective date of the Merger or any Apache Stock thereafter prior to the publication of financial results that include at least 30 days of post-Merger combined operations of Apache and DEKALB. The form of Affiliate Agreement is listed as Exhibit (c) under Item 7 hereof and is incorporated into this Item 6 by reference.

       Except as described in this Item 6, there are no contracts, arrangements, agreements, understandings or relationships between Apache and any person with respect to any securities of DEKALB. To the best knowledge of Apache, except as described in this Item 6, there are no contracts, arrangements, agreements, understandings or relationships between any director or executive officer of Apache and any person with respect to any securities of DEKALB.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement and Plan of Merger among Apache, XPX, and DEKALB, dated December 21, 1994 (incorporated by reference to Exhibit 99.1 to Apache's current report on Form 8-K, dated December 21, 1994, File No. 1-4300, filed with the SEC on December 29,
               1994).

       (b)     Form of Stockholder Agreement, dated December 21, 1994.

       (c)     Form of Affiliate Agreement, dated December 21, 1994.

SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 1995

                                                APACHE CORPORATION


                                                /s/ Z. S. Kobiashvili
                                                Z.S. Kobiashvili
                                                Vice President, General Counsel
                                                and Secretary

                                  SCHEDULE  I
                                  (to Item 2)

             EXECUTIVE OFFICERS AND DIRECTORS OF APACHE CORPORATION


         The name, residence or business address, present principal occupation or employment, and citizenship of each director and executive officer of Apache Corporation are set forth below.





NAME AND POSITION                                 RESIDENCE OR BUSINESS
- -----------------                                 ---------------------
WITH RESPECT TO APACHE                                   ADDRESS                                CITIZENSHIP
- ----------------------                                   -------                                -----------
Frederick M. Bohen                                Founders Hall, Box 500                        United States
Director                                          1230 York Avenue
                                                  New York, New York  10021


Virgil B. Day                                     805 Third Avenue, 22nd Floor                  United States
Director                                          New York, New York  10022


*G. Steven Farris                                 Suite 100                                     United States
Director, President and                           2000 Post Oak Boulevard
     Chief Operating Officer                      Houston, Texas 77056


Randolph M. Ferlic                                270N Doctors' Building                        United States
Director                                          Omaha, Nebraska  68131

NAME AND POSITION                                 RESIDENCE OR BUSINESS
- -----------------                                 ---------------------
WITH RESPECT TO APACHE                                   ADDRESS                                CITIZENSHIP
- ----------------------                                   -------                                -----------
Eugene C. Fiedorek                                Suite 1100                                    United States
Director                                          6688 N. Central Expressway
                                                  Dallas, Texas  75206


W. Brooks Fields                                  Suite 100                                     United States
Director                                          2000 Post Oak Boulevard
                                                  Houston, Texas  77056


Robert V. Gisselbeck                              Suite E, 3936 Tamiami Tr. N.                  United States
Director                                          Naples, Florida  33940


Stanley K. Hathaway                               Suite 402                                     United States
Director                                          2424 Pioneer Avenue
                                                  Cheyenne, Wyoming  82001


John A. Kocur                                     1531 Defense Highway                          United States
Director                                          Gambrills, Maryland  21054

NAME AND POSITION                                 RESIDENCE OR BUSINESS
- -----------------                                 ---------------------
WITH RESPECT TO APACHE                                   ADDRESS                                CITIZENSHIP
- ----------------------                                   -------                                -----------
*Raymond Plank                                    Suite 100                                     United States
Director, Chairman of the Board and Chief         2000 Post Oak Boulevard
     Executive Officer                            Houston, Texas 77056


Jay A. Precourt                                   1301 McKinney, Suite 700                      United States
Director                                          Houston, Texas  77010


Joseph A. Rice                                    Suite 100                                     United States
Director                                          2000 Post Oak Boulevard
                                                  Houston, Texas 77056


*James R. Bauman                                  Suite 100                                     United States
Senior Vice President -                           2000 Post Oak Boulevard
     Business Development                         Houston, Texas 77056


*H. Craig Clark                                   Suite 100                                     United States
Vice President -                                  2000 Post Oak Boulevard
     Domestic Production                          Houston, Texas 77056

NAME AND POSITION                                 RESIDENCE OR BUSINESS
- -----------------                                 ---------------------
WITH RESPECT TO APACHE                                   ADDRESS                                CITIZENSHIP
- ----------------------                                   -------                                -----------
*Lisa A. Floyd                                    Suite 100                                     United States
Vice President -                                  2000 Post Oak Boulevard
   Technical Services                             Houston, Texas 77056


*Mark A. Jackson                                  Suite 100                                     United States
Vice President - Finance                          2000 Post Oak Boulevard
                                                  Houston, Texas 77056


*Jon A. Jeppesen                                  Suite 100                                     United States
Vice President - Domestic Exploration and         2000 Post Oak Boulevard
   Development                                    Houston, Texas 77056


*Zurab S. Kobiashvili                             Suite 100                                     United States
Vice President, General Counsel                   2000 Post Oak Boulevard
   and Secretary                                  Houston, Texas 77056


*Clyde E. McKenzie                                Suite 100                                     United States
Vice President and Treasurer                      2000 Post Oak Boulevard
                                                  Houston, Texas 77056

NAME AND POSITION                                 RESIDENCE OR BUSINESS
- -----------------                                 ---------------------
WITH RESPECT TO APACHE                                   ADDRESS                                CITIZENSHIP
- ----------------------                                   -------                                -----------
*Thomas J. Mulkey                                 Suite 100                                     United States
Vice President - Marketing                        2000 Post Oak Boulevard
                                                  Houston, Texas 77056


*Roger B. Plank                                   Suite 100                                     United States
Vice President - Corporate Planning               2000 Post Oak Boulevard
                                                  Houston, Texas 77056


*Floyd R. Price                                   Suite 100                                     United States
Vice President - International                    2000 Post Oak Boulevard
   Exploration and Production                     Houston, Texas 77056


*Roger B. Rice                                    Suite 100                                     United States
Vice President - Human Resources                  2000 Post Oak Boulevard
   and Administration                             Houston, Texas 77056


*R. Kent Samuel                                   Suite 100                                     United States
Controller and                                    2000 Post Oak Boulevard
   Chief Accounting Officer                       Houston, Texas 77056

         Mr. Bohen is the executive vice president and chief operating officer of The Rockefeller University at the address set forth above.

         Mr. Day is a senior partner in the law firm of Vedder, Price, Kaufman, Kammholz & Day at the address set forth above.

         Mr. Ferlic is retired.

         Mr. Fiedorek is the president and managing director of EnCap Investments L.C., an energy investment banking firm, at the address set forth above.

         Mr. Fields is retired.

         Mr. Gisselbeck is the president of Gisselbeck & Associates, a real estate development company at the address set forth above.

         Mr. Hathaway is a senior partner in the law firm of Hathaway, Speight, Kunz & Trautwein at the address set forth above.

         Mr. Kocur is an attorney in private practice at the address set forth above.

         Mr. Precourt is the vice chairman of the board and chief executive officer of Tejas Gas Corporation, an intrastate gas pipeline company, at the address set forth above.

         Mr. Joseph Rice is retired.

* The principal occupation of the named persons is the position indicated in the table.

                                EXHIBIT INDEX

    Exhibit
      No.
    -------
      7(b)     Form of Stockholder Agreement, dated December 21, 1994.

      7(c)     Form of Affiliate Agreement, dated December 21, 1994.